UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Conatus Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

20600T 10 8

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20600T 10 8	13 G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS. Aberdare Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,251 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,251 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,251 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by Aberdare Ventures III, L.P. (“AV III”), Aberdare Partners III, L.P. (“AP III”), Aberdare GP III, L.L.C. (“Aberdare GP III”), and Paul H. Klingenstein (“Klingenstein,” together with AV III, AP III and Aberdare GP III, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes warrants exercisable within 60 days of December 31, 2016 as follows: (i) 5,131 shares underlying a warrant held by AV III; and (ii) 120 shares underlying a warrant held by AP III. Klingenstein serves as Manager of Aberdare GP III, which serves as the general partner of AV III and AP III, and has voting and investment control over the shares owned by AV III and AP III, and may be deemed to own beneficially the shares held by AV III and AP III. Aberdare GP III owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.
(3)	This percentage is calculated based upon 26,067,154 shares of the Issuer’s common stock outstanding as of November 1, 2016, as set forth on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 8, 2016.

CUSIP NO. 20600T 10 8	13 G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS. Aberdare Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,251 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,251 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,251 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes warrants exercisable within 60 days of December 31, 2016 as follows: (i) 5,131 shares underlying a warrant held by AV III; and (ii) 120 shares underlying a warrant held by AP III. Klingenstein serves as Manager of Aberdare GP III, which serves as the general partner of AV III and AP III, and has voting and investment control over the shares owned by AV III and AP III, and may be deemed to own beneficially the shares held by AV III and AP III. Aberdare GP III owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.
(3)	This percentage is calculated based upon 26,067,154 shares of the Issuer’s common stock outstanding as of November 1, 2016, as set forth on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 8, 2016.

CUSIP NO. 20600T 10 8	13 G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS. Aberdare GP III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,251 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,251 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,251 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (3)
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes warrants exercisable within 60 days of December 31, 2016 as follows: (i) 5,131 shares underlying a warrant held by AV III; and (ii) 120 shares underlying a warrant held by AP III. Klingenstein serves as Manager of Aberdare GP III, which serves as the general partner of AV III and AP III, and has voting and investment control over the shares owned by AV III and AP III, and may be deemed to own beneficially the shares held by AV III and AP III. Aberdare GP III owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.
(3)	This percentage is calculated based upon 26,067,154 shares of the Issuer’s common stock outstanding as of November 1, 2016, as set forth on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 8, 2016.

CUSIP NO. 20600T 10 8	13 G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS. Paul H. Klingenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,251 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,251 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,251 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes warrants exercisable within 60 days of December 31, 2016 as follows: (i) 5,131 shares underlying a warrant held by AV III; and (ii) 120 shares underlying a warrant held by AP III. Klingenstein serves as Manager of Aberdare GP III, which serves as the general partner of AV III and AP III, and has voting and investment control over the shares owned by AV III and AP III, and may be deemed to own beneficially the shares held by AV III and AP III. Aberdare GP III owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.
(3)	This percentage is calculated based upon 26,067,154 shares of the Issuer’s common stock outstanding as of November 1, 2016, as set forth on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 8, 2016.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Aberdare Ventures III, L.P., Aberdare Partners III, L.P., Aberdare GP III, L.L.C. and Paul H. Klingenstein in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Conatus Pharmaceuticals Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:	Conatus Pharmaceuticals Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:	16745 West Bernardo Drive, Suite 200, San Diego, CA 92127

Item 2

(a)	Name of Person(s) Filing:

Aberdare Ventures III, L.P. (“AV III”)
Aberdare Partners III, L.P. (“AP III”)
Aberdare GP III, L.L.C. (“Aberdare GP III”)
Paul H. Klingenstein (“Klingenstein”)

(b)	Address of Principal Business Office:	c/o Aberdare Ventures
235 Montgomery Street, Suite 1230
San Francisco, California 94104

(c)	Citizenship:

AV III	Delaware
AP III	Delaware
Aberdare GP III	Delaware
Klingenstein	United States of America

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	20600T 10 8

Item 3	Not applicable.

Page 6 of 9 Pages

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016:

Reporting Persons	Shares Held Directly (1)	Warrants Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
AV III	0	5,131	0	5,251	0	5,251	5,251	0.0%
AP III	0	120	0	5,251	0	5,251	5,251	0.0%
Aberdare GP III (2)	0	0	0	5,251	0	5,251	5,251	0.0%
Klingenstein (2)	0	0	0	5,251	0	5,251	5,251	0.0%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	Klingenstein serves as Manager of Aberdare GP III, which serves as the general partner of AV III and AP III, and has voting and investment control over the shares owned by AV III and AP III, and may be deemed to own beneficially the shares held by AV III and AP III. Aberdare GP III and Klingenstein own no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.
(3)	This percentage is calculated based upon 26,067,154 shares of the Issuer’s common stock outstanding as of November 1, 2016, as set forth on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 8, 2016.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

/s/ Paul H. Klingenstein
Paul H. Klingenstein

ABERDARE VENTURES III, L.P.
By its General Partner, Aberdare GP III, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE PARTNERS III, L.P.
By its General Partner, Aberdare GP III, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE GP III, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

Exhibit(s):

A - Joint Filing Statement

Page 8 of 9 Pages